UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[[]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended                                           December 31, 2014

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to  ______________________

Commission File Number                                                       001-35595

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Savings Bank Employee Retirement Association 401(k) Plan as adopted by Georgetown Savings Bank
12 Gill Street, Suite 2600
Woburn, Massachusetts 01801

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Georgetown Bancorp, Inc.
2 East Main Street
Georgetown, MA 01833

SUMMARY ANNUAL REPORT

For SBERA 401(k) PLAN AS ADOPTED BY GEORGETOWN SAVINGS BANK

This is a summary of the annual report for SBERA 401(k) PLAN AS ADOPTED BY GEORGETOWN SAVINGS BANK, EIN 04-1362840, Plan No. 002, for period January 01, 2014 through December 31, 2014. The annual report has been filed with the Employee Benefits Security Administration, U.S. Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided by a trust fund. Plan expenses were $178,899. These expenses included $151,252 in benefits paid to participants and beneficiaries. A total of 87 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $4,327,011 as of December 31, 2014, compared to $3,938,401 as of January 01, 2014. During the plan year the plan experienced an increase in its net assets of $388,610. This increase includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $567,509, including employer contributions of $143,126, employee contributions of $213,391, rollover contributions of $ 25,384 and earnings from investments of $185,608.

Your Rights To Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

•	an accountant's report;

•	financial information;

•	information regarding any common or collective trusts, pooled separate accounts, master trusts or 103-12 investment entities in which the plan participates;

To obtain a copy of the full annual report, or any part thereof, write or call the office of THOMAS FORESE JR in care of THOMAS FORESE JR who is Plan Administrator at 12 GILL STREET, WOBURN, MA 01801, or by telephone at (781) 938-6559. The charge to cover copying costs will be $0.00 for the full annual report, or $0.00 per page for any part thereof.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report. The charge to cover copying costs given above does not include a charge for the copying of these portions of the report because these portions are furnished without charge.

You also have the legally protected right to examine the annual report at the main office of the plan ( THOMAS FORESE JR, 12 GILL STREET, WOBURN, MA 01801) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

Small Plan Audit Waiver

The plan has met the requirements to waive the annual examination and report of an independent qualified public accountant.

 SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS BANK EMPLOYEE RETIREMENT ASSOCIATION 401(k) PLAN AS ADOPTED BY
GEORGETOWN SAVINGS BANK

Date: June 24, 2015	By: /s/ Thomas Forese, Jr.
Name: Thomas Forese, Jr.
Title: Plan Administrator